Grand Banks
Energy Corporation

RECEIVED

2005 NOV -7 A 11:37

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05012339

SUPPL

November 3, 2005

Via Federal Express

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A with the document(s) listed attached.

We trust everything is in order, however if you require further information please contact the writer at (403) 262-8666 extension #103.

Yours truly,

GRAND BANKS ENERGY CORPORATION

Shawn McDonald
Corporate Secretary

PROCESSED
NOV 08 2005
THOMSON
FINANCIAL

SM/ss
Enclosures

11/7

Suite 1600, 444 – 5th Avenue S.W. Calgary, Alberta, Canada, T2P 2T8 — Tel: (403) 262-8666 – Fax: (403) 262-8796 – www.grandbanksenergy.com

File No. 82-34896

SCHEDULE A

DOCUMENT

1. Press Release dated October 18, 2005

GRAND BANKS ENERGY CORPORATION

RECEIVED
2005 NOV -7 A 11: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release ("GBE" TSX-V)

GRAND BANKS PROVIDES OPERATIONAL UPDATE

Calgary, Alberta – October 18, 2005 – Mr. Edward C. McFeely, Chairman, President and C.E.O. of Grand Banks Energy Corporation today provided an operational update on recent activities and developments.

1. WILLISTON BASIN CORE AREA

Grand Banks has been engaged in an active drilling program in southeast Saskatchewan and Manitoba since early August, using a drilling rig that has been contracted until at least the spring of 2006. The first well of the program was spudded August 3, 2005 at Kingsford, Saskatchewan (Twp. 4 Rge. 7 W2M). This was a 100% Grand Banks horizontal well targeting light crude oil in the Midale Marly Beds immediately adjacent to the Steelman Midale Unit No 2. An open hole section of 650 meters was drilled and brought on production September 7, 2005 at flush oil production rates of over 200 b/d. Oil production from this well has stabilized at rates in the 175 b/d range with water cuts of 15%. A second, vertical, well (net interest 28.6 %) was drilled a half mile to the south as part of a farm-in commitment to earn lands, confirm reservoir quality and establish pool extent. The vertical well encountered a good oil column in the Midale Beds and has been placed on production at gross oil rates of about 20 b/d. More importantly, the results of this well have provided data that establishes a minimum of three additional horizontal locations (two at 100% and one at 52% net working interest). The first of these locations was spudded on October 15.

On August 26, 2005 Grand Banks spudded the first of a five well program on its Bakken/Three Forks play in the Sinclair area of southwest Manitoba. The program consisted of three vertical step-out delineation wells and one horizontal well offsetting our discovery well in the play located at 14-11-7-29W1. A fifth well targeting Bakken/Three Forks light oil was drilled about 9 miles northeast of these wells just on the Saskatchewan side of the Provincial border. All of these wells were cased and are in various stages of completion, testing, or initial production.

Grand Banks has garnered significant information respecting the play with the completion of its initial drilling program, and plans to return the drilling rig to Manitoba to drill approximately 12 (mostly exploratory) Bakken/Three Forks wells before spring break-up in 2006. These wells will be drilled to prove up reserves and define reservoir extent across Grand Banks acreage. Each successful well will set up as many as eight additional 40 acre step-out locations. Future development drilling programs will be guided by the results of this program.

2. HIGH IMPACT GAS EXPLORATION

Grand Banks Energy Corporation is the operator of a joint venture for the drilling of up to two 3D-seismically defined deep Devonian gas prospects on a 19 section block of interest lands in the Harley (Tower Creek) area, about 30 miles northwest of the town of Hinton, Alberta. A well license was issued, on October 7th, for the drilling of a 5,000 meter Leduc gas test at 2-21-55-27 W5M. Grand Banks is in the final stages of making the arrangements for the drilling of this well, which is expected to spud before the end of the year, or early in 2006, depending on rig and casing availability. Grand Banks will pay 15% of the gross costs (estimated at $13 million) to drill the 2-21 test well that will target a Leduc pinnacle reef. Analog Leduc pools in this region typically commence production at gross raw gas production rates of 25 MMcf/d or more with reserves in the 20 to 50 bcf range.

A second prospect on the Harley lands is prospective for sweet Wabamun gas at a depth of about 4,500 meters. Grand Banks and its partners will have an option to drill this location after the first well is completed. Successful Wabamun producers from this type of reservoir typically commence production at gross raw rates of 10 to 30 MMcf/d with reserves in the 5 to 15 bcf range.

A high impact Wabamun test has been recently spudded in the Saddle Hills area at 13-21-76-9 W6M (Grand Banks pays 15% of the costs for a 9.75% working interest in the well). This well is expected to reach total depth around the end of October. Successful Wabamun producers in the same area have initial gross raw gas production rates in the 10 MMcf/d range with reserves of up to 15 bcf per well.

Grand Banks has entered into a farm-in agreement for the drilling of a Kiskatinaw test in the Mulligan area of the Peace River Arch. The Corporation will pay 27.5% of the costs of drilling, casing and evaluating the zone to earn an 18.5% interest in the well. Successful Kiskatinaw producers in the area can produce at initial gas rates up to 10 MMcf/d with gross reserves in the 5 to 10 bcf range. The Mulligan well is expected to spud in November.

Grand Banks will also participate in the drilling of a Nisku test in the Brazeau area of west-central Alberta that is also expected to spud during November. The well will target Nisku sour gas at a depth of around 3,700 meters. Grand Banks will pay 15% of the costs of drilling, casing and completing for a 9.75% working interest in the well. Successful Nisku producers in the same area have initial raw gas production rates in the 10 to 15 MMcf/d range with gross reserves of up to 30 bcf per well.

Grand Banks also participated in the drilling of a Banff test during the third quarter (at a 15% working interest) in the Ferrier area with the result being dry and abandoned.

Grand Banks projects its 3rd and 4th quarter production volumes will average in the 900 to 1,000 boe/d range, with 2005 exit volumes (as before) projected between 1,000 and 1,300 boe/d. Grand Banks Energy Corporation currently has about $1 million in working

capital and no debt drawn against a credit line of $5.4 million. The Corporation has 28.0 million shares outstanding, and 30.4 million shares fully diluted. Grand Banks also possesses over $38 million in tax pools that can be used to shelter income from successful exploration and development projects.

Grand Banks Energy Corporation will present at the SEPAC (Small Explorers and Producers Association of Canada, phone 269-3454) investment symposium to be held in Calgary on October 31, 2005 at the Westin Hotel. Concurrently, we will load an updated Corporate Presentation onto our website located at www.grandbanksenergy.com.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

On behalf of the Board,
Grand Banks Energy Corporation

"E.C. (Ted) McFeely"
E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release..

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.